File by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021
Date: July 2, 2001

     The following is an advertisement which ran in various publications in North Carolina, South Carolina, Virginia, Maryland, Georgia and Florida on July 1, 2001.

A Message to Wachovia Shareholders:

We're not saying we're better. The numbers are.

SunTrust vs. First Union
Total Return to Shareholders
1-Year
15%
(6%)
5-Year
98%
31%
10-Year
493%
377%
SunTrust
First Union

SunTrust and First Union have each proposed to merge with Wachovia through an exchange of shares. Cutting through all the noise, you have one decision to make – do you want to own First Union shares or do you want your Board of Directors to give you the opportunity to own SunTrust shares?

Do you want more promises from First Union – or SunTrust's proven results?

Through March 31, 2001, SunTrust delivered 1-year, 5-year, and 10-year total returns to our shareholders (with dividends reinvested) that are significantly higher than First Union's total returns to its shareholders over the same periods on the same basis.

Your vote at Wachovia's August 3 shareholders' meeting is about value – and who you believe will deliver it.

If you prefer the SunTrust proposal, it is essential that you vote **AGAINST** the First Union transaction. To do so, use our **BLUE** proxy card. Discard the white card from Wachovia. We urge you to sign, date, and mail back the **BLUE** proxy card today.

If you need assistance voting your shares AGAINST the First Union/Wachovia transaction, please call INNISFREE M&A INCORPORATED toll-free at 877-750-9501. Additional information about the SunTrust proposal is available at www.suntrustwachoviaproposal.com.

SUNTRUST
www.suntrustwachoviaproposal.com

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet Web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).